EXHIBIT 99.1


Name and Addresses of Additional Reporting Persons:

Bonanza Capital, Ltd., Bonanza Fund Management, Inc. and Bernay Box 300 Crescent Court
Suite 1740
Dallas, TX 75201

Explanation of Responses:

Bonanza Master Fund, Ltd. is a Cayman Corporation and acts as an investment vehicle. Bonanza Capital, Ltd. is a Texas Limited Partnership and the General Partner of Bonanza Master Fund, Ltd. Bonanza Fund Management, Inc. is an S Corporation and the General Partner of Bonanza Master Fund, Ltd. Bernay Box owns 100% of Bonanza Fund Management, Inc. and is also President of Bonanza Fund Management, Inc.